SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under section 14(D)(4)
of the Securities Exchange Act of 1934.
Third Amendment

CROFF ENTERPRISES, INC.
 (Name of Subject Company)

CROFF ENTERPRISES, INC.
(Name of Filing Persons)

CLASS B PREFERRED STOCK
(Title of Class of Securities)

NONE
(CUSIP Number of Class of Securities)

CROFF ENTERPRISES, INC.
ATTN: KELLE THOMAS
3773 Cherry Creek Drive North #1025
Denver, Colorado 80209
(303) 383-1515
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Julian Jensen
311 South State Street Ste. 380
Salt Lake City, Utah 84111
801.531.6600

{ } Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

          The name of the subject company is Croff Enterprises, Inc., a Utah public corporation (the "Company" or “Croff”). The address of the principal executive offices of the Company is 3773 Cherry Creek Drive North #1025, Denver, Colorado 80209. The telephone number of the Company at its principal executive offices is 303.383.1555. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits as annexed hereto - this "Statement") relates is the Preferred B stock, no par value, of the Company, (the "Shares"). As of December 31, 2004, there were 540,659 Preferred B Shares issued and outstanding

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

        The filing person is Croff Enterprises, Inc. The Company's name, business address and business telephone number are set forth in Item 1 above.

        Croff is a Utah public corporation engaged in oil and gas development and marketing. It has approximately 1,178 shareholders of record holding 568,900 shares of common stock. It has 1,057 shareholder of record holding 540,659 Class “B” preferred shares.

        This Statement relates to the offer by Jensen Development Company, C.S. Finance L.L.C., and Gerald L. Jensen, (the “Offerors”) to acquire each issued and outstanding share of Preferred B stock, no par value, of the Company for $3.00 per share net cash to the seller (the “Offer”).

        The offering persons are Jensen Development Company, a private Colorado corporation (which is also the largest shareholder of Croff) and C.S. Finance L.L.C., a Colorado limited liability company. Both of these entities are wholly owned by Mr. Gerald L. Jensen, the Chairman of the Board, CEO and President of Croff. Both of these entities are located at 3773 Cherry Creek Drive North 1025, Denver, Colorado 80209. The offering persons collectively own a large minority of the outstanding common and class B preferred shares of Croff and must be considered affiliated persons.

        Jensen Development Company is a Colorado corporation which invests primarily in real estate transactions, including development and rehabilitation projects. C.S. Finance L.L.C. is a Colorado limited liability company that does private lending primarily for companies affiliated with Gerald L. Jensen. Neither the Offerors, Mr. Jensen nor any other persons affiliated with the Offerors have been convicted in any criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors), nor have they been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person or entity from future violations of, or prohibiting activities subject to, federal or state securities law, or a finding of any violation of federal or state securities laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

       (a) Transactions. Croff currently has an office sharing arrangement with Jenex Petroleum Corporation (“Jenex”), which is wholly owned by Croff’s President, Mr. Jensen. The Company is not a party to any lease, but during 2004 paid Jenex for office space and all office services, including rent, phone, office supplies, secretarial services, well related services, and accounting. Mr. Stuart Kroonenberg, the former Chief Financial Officer of the Company, was paid by Jenex pursuant to this arrangement, but served as an officer of Croff. These arrangements were entered into to reduce the Company’s overhead and are currently on a month-to-month basis. The Company’s expenses for these services were $48,000, $30,000 and $24,000 for the years ended 2004, 2003 and 2002, respectively. Although these transactions were not a result of “arms length” negotiations, we are advised that the Company’s Board of Directors approved these transactions and believes that they are reasonable.

       The Company retains the legal services of Jensen, Duffin, & Dibb, LLP. Mr. Julian Jensen, a Director, shareholder of the Company, and the brother of Mr. Gerald Jensen, is part of this professional firm. Legal fees paid to this law firm for the years ending 2004, 2003, and 2002 were $2,410, $2,256 and $3,109, respectively.

       The Company has working interests in five Oklahoma natural gas wells, which are operated by Jenex. As part of the 1998 purchase agreement, Jenex agreed to rebate to Croff $150 of operating fees per well, each month, which now totals $750 per month, as long as Jenex operated the wells and Croff retained its interest.

       The Company compensated Richard H. Mandel, Jr., a member of its Board of Directors, 1,000 and 2,000 shares of Croff common stock during 2003 and 2004, respectively, for consulting services rendered in connection with the Company’s Yorktown Re-entry Program in south Texas. The common shares were valued at $1.00 per share for purposes of these transactions, which the Board of Directors of Croff believed at the time approximated the fair market price of the shares. Colleen Jensen, wife of Gerald L. Jensen, is an officer (Secretary) of Jensen Development Company, an Offeror. Mrs. Jensen as an employee of Jenex, has performed services for Croff as part of the overhead assistance provided to Croff by Jenex for the monthly fee.

       (b) Significant Corporate Events. During the past two years, Jensen Development and C.S. Finance have been involved in two significant corporate events with Croff. First, Jensen Development and C.S. Finance have been involved in the election of directors of Croff. In the case of Jensen Development it participated directly as a shareholder of the Company’s common stock through submission of proxy votes; and indirectly, in the case of C.S. Finance, through votes made by C.S. Finance’s sole member, Mr. Gerald Jensen, who owns 114,858 shares of Croff common stock. Second, on April 14, 2005, Jensen Development and C.S. Finance submitted a proposal to Croff to purchase all of the Preferred B Oil Assets of the Company. This offer was rejected by the non-management members of the Board of Directors of Croff for certain corporate and income tax reasons, but the non-management committee of the Board invited a direct tender offer for shares at a higher price. A Tender Offer was made in response to the rejected offer, to which this Schedule applies.

       (c) Agreements Involving the Company’s Securities. None.

ITEM 4. SOLICITATION OR RECOMMENDATION.

         Croff has five members on its Board of Directors. In order for the Board of Croff to review the Tender Offer proposed by Gerald L. Jensen, Chairman, President and CEO of Croff, the other four members of the Board formed what they called a non-management committee on April 8, 2005, and which in reality constituted the majority of the Board and acted as the Croff Board with respect to the Tender Offer and all related matters. Mr. Gerald L. Jensen was excluded from participating on this committee. Dilworth A. Nebeker was elected to serve as the Acting Lead Director and chairs the non-management committee. In connection with this Tender Offer, the non-management committee acts on behalf of Croff as the Board of Directors. All references in this Schedule to the Board shall mean and include the non-management committee acting as the Board.

POSITION OF THE NON-MANAGEMENT COMMITTEE OF THE BOARD OF DIRECTORS

       The four non-management members of the Board of Directors of Croff Enterprises, Inc. met on July 19, 2005, to further review and discuss the “Amended OFFER TO PURCHASE FOR CASH” which has been filed with the SEC and mailed by Jensen Development Company, CS Finance L.L.C., and Mr. Gerald L. Jensen (“Offerors”) to the Preferred B shareholders of Croff Enterprises, Inc.

       After review and discussion, the non-management committee of the Board unanimously adopted the following Resolution with respect to the Tender Offer made by the Offerors:

       The majority of the four Directors comprising the non-management committee of the Croff Board of Directors believe that each Preferred B shareholder should decide whether or not to tender shares in this Tender Offer based upon their specific situation and investment objectives. Therefore, the non-management committee is neutral and makes no recommendation for or against this
Tender Offer. For your information, each Director on the non-management committee currently intends to tender all or part of his shares in this Tender Offer.

       For more information from Croff related to this Tender Offer, please read schedule 14D-9 included herein.

       This Resolution was promptly communicated to the Offerors. A letter containing the resolution was subsequently mailed to the shareholders on July __ , 2005 pursuant to a Rule 14E-2 disclosure, and was concurrently filed with the Securities and Exchange Commission as Exhibit (b) (2) to Schedule 14D-9 in response to the Amended Tender Offer.

        The four non-management members of the Board of Directors had previously met on June 13, 2005 to further review and discuss the “OFFER TO PURCHASE FOR CASH” which was subsequently filed with the SEC and mailed by Jensen Development Company, CS Finance L.L.C., and Mr. Gerald L. Jensen (“Offerors”) to the Preferred B shareholders of Croff Enterprises, Inc.

        After review and discussion at that meeting, the non-management committee of the Board unanimously adopted the following Resolution with respect to the Tender Offer made by the Offerors:

        The four Directors comprising the non-management committee of the Croff Board of Directors unanimously believe that a tender offer is a good alternative, from a financial perspective, for the Croff Preferred B shareholders generally, at this time. The same Directors also unanimously believe that each Preferred B shareholder should decide whether or not to tender shares in this Tender Offer based upon their specific situation and investment objectives. Therefore, the non-management committee makes no recommendation for or against this Tender Offer. For your information, each Director on the non-management committee has expressed an inclination to tender all or part of his shares in this Tender Offer.

        This Resolution was promptly communicated to the Offerors. A letter containing the resolution was subsequently mailed to the shareholders on June 28, 2005 pursuant to a Rule 14E-2 disclosure, and was concurrently filed with the Securities and Exchange Commission as Exhibit (b) (2) to Schedule 14D-9 in response to the Amended Tender Offer.

REASONS FOR POSITION OF THE NON-MANAGEMENT COMMITTEE OF THE BOARD OF DIRECTORS

       Because of the highly illiquid nature of the Preferred B shares, the Board strongly believes that each shareholder is best able to decide whether to tender or not. If a shareholder wants to take advantage of the available liquidity, they may tender. If a shareholder doesn’t want to sell, or sell at the offered price, they may elect not to tender. The Board does not presume to know what each shareholder should do under his or her specific situation and investment objectives.

       Each member of the Board has stated that he currently intends to tender all or part of his shares.

       The Board believes that liquidity is a more important consideration than the Offer Price in this specific Tender Offer. Croff Preferred B shareholders do not have the benefit of an active trading market to turn to if they elect not to tender.

       Based upon Board discussions at Board meetings over a long period of time, the Board has certain views. The directors knew the lack of an active trading market for the shares made it impossible to obtain a meaningful market price determination. They knew that Croff’s oil and gas properties are small, modest in value and geographically scattered. The directors believe the properties would be difficult to sell as a package and may be difficult to sell separately.

       In deliberations regarding an earlier proposal made by the Offerors, the Board considered the advantages and disadvantages of retaining a consultant or consultants to advise the Board on valuation of the Croff oil and gas assets for a transaction. Such advice may have included an independent valuation or a fairness opinion. The Board weighed the limited resources of the Company and the relatively modest value of the assets against the anticipated costs for the analysis. The Board decided that it would not spend Croff funds to pay outside consultants to essentially guess what oil and gas market prices will be over the next five to ten years.

       The non-management committee of the Board had previous discussions regarding valuation when addressing an earlier proposal made by the Offerors. Going into the discussions about valuation regarding the Tender Offer, some members of the Board believed that the Offer Price of $3.00 may be high based upon historical prices and possibly on the low end if limited only to current prices. Most, if not all, of the directors believed that oil and gas market prices could not be accurately projected over the next five to ten years.

       The Board analyzed and discussed valuation and the Offer Price extensively at its meeting on June 13, 2005 and in a more limited manner at its meeting on July 19, 2005.

        At both the June 13 meeting and the July 19 meeting, the Board’s valuation discussions were directed at probing valuation methods and eliciting views and opinions from the directors with respect to the validity of the different methods and the advantages and weaknesses of each method. The Board was collectively engaged in due diligence regarding different valuation methods and the Offer Price.

        No discernable effort was made by any director to convince other directors to change views or opinions to reach a consensus with respect to valuation or the Offer Price.

        For consistency purposes, the Board used 540,659 Preferred B shares outstanding times $3 per share for a total Tender Offer amount of $1,621,977 for discussion even though the Offerors collectively owned approximately 253,191 Preferred B shares prior to the Offer.

        The Board used different valuation methods and assumptions within different methods. In one method, the Board started with the Croff December 31, 2005 Reserve Report. For purposes of the analysis, the Board assumed the accuracy of the reserves stated in the Report. The Board started with the crude oil and natural gas prices used in the Report. The price for crude oil was $41.38 per barrel of oil. The price for natural gas was $5.15 per 1,000 cubic feet (Mcf). In the Reserve Report, these prices were held flat for the life of the producing property. Stated differently, the Reserve Report prices were not escalated over the future life of the property. The Board also used the annual discount rate of 10% set forth in the Report. The Offerors stated that they had based the Offer Price, in part, on 80% of the value of the Reserve Report. At least one director questioned why there should be a discount from the present value. Other directors thought the Offerors discount was reasonable.

        At least one director also disagreed with using oil and gas market prices as of December 31, 2004 because market prices have risen significantly since that time. Some directors thought that the Report numbers should be used because it is the most recent independent professional Reserve Report prepared for Croff.

        In determining the present value of oil and gas reserves, two factors are the most significant. The first factor is the projected oil and natural gas market prices to be received for future production. The second factor is the percentage rate used to discount the future revenues to present value. For comparative purposes the SEC has mandated a 10% discount rate for reserve reports, but the industry may use other discount rates to evaluate the viability of oil and gas exploration projects or valuing oil and gas reserves for purchase or sale.

        As stated, members of the Board had different views on what prices to use to project future revenues. Crude oil and natural gas prices are presently near record highs and volatile. The crude oil futures contract recently traded briefly above $62 per barrel and. The natural gas futures contract recently traded above $8 for the rough equivalent of a Mcf.

        The present market run-up makes it extremely difficult to project prices over a period of years with any degree of confidence. If the present prices hold or increase further, the valuation of the reserves is significantly increased. If the market prices for crude oil and natural gas decline to recent historical levels, the valuation of the reserves will be significantly lower. The Board did not reach a consensus on long-term oil and gas market price projections.

        The directors also had different views on what discount rate to use to arrive at present value. Some directors thought the 10% SEC rate used in the Croff Reserve Report was appropriate. One director thought the discount rate ought to be lower because long-term interest rates are generally low. A lower discount rate would increase the present value of the reserves. Obviously, different borrowers pay different interest rates to borrow depending on numerous factors. The Board did not reach a consensus on the appropriate discount rate to apply.

        The Board also discussed a modified cash flow method. The Board’s cash flow analysis was a ratio of annual earnings to total tender amount. It was not an EBITDA cash flow analysis. It was used to calculate a range of the number of years it would take the Offerors to earn the total amount of the tender. Again, the Board members applied different assumptions. The directors based it on historical earnings and one director suggested it should be based on projected future cash flows based on different oil and gas market prices. One director adjusted the projected cash flows for certain expenses the Offerors may be able to reduce or eliminate. To recover the total tender investment, the ratios ranged from three to four years on the low end and up to eight years on the high end. The Board did not reach a consensus on the appropriate ratio of earnings to total tender amount.

       The Board reviewed the valuation on the basis of an asset sale of oil and gas reserves. The Board used a few recent oil and gas reserve transactions and the prices that had been paid per barrel of oil for proved developed reserves and natural gas equivalents. The reported transaction prices for transactions [before the most recent oil and gas price run-up] seemed to range between $8 per barrel on the lowest end and $12 per barrel of oil or slightly higher on the high end. The directors discussed other factors that impact purchase and sale prices of oil and gas reserves. Accordingly the Board used these numbers only as general guidelines for discussion purposes. One director multiplied Croff’s proved developed oil and natural gas reserves by some prices within these guidelines. The director also multiplied Croff’s proved reserves by some prices within these guidelines. The Board did not reach a consensus on the most appropriate specific price per barrel or barrel equivalent to use as a multiplier.

        Members of the Board had different opinions on the significance of book value as a valuation metric. The Offerors calculated the book value to be $1.41 at December 31, 2004. The Offerors calculated the book value to be $1.55 at March 30, 2005. Most directors believed book value was a useful measurement of value. One director believed that years of depletion have diminished the usefulness of book value as a measurement in the case of Croff.

        Overall, the Board members did not reach a consensus on the valuation of the Croff Preferred B oil and gas assets and consequently on the Offer Price. The directors reached different conclusions based upon the methods and assumptions they believed to be the most appropriate and applicable under the circumstances. The Board did not attempt to adopt a specific amount as the fair value for the oil and gas assets or a range of amounts. Nor did the Board attempt to adopt a specific amount as a fair offer price or a range of offer prices.

       No Board member concluded the Board should recommend against the Tender Offer at either the June 13 meeting or the July 19 meeting. At the July 19 meeting, one director voted against the Board’s position of remaining neutral and making no recommendation for or against this Tender Offer. The other three members of the Board voted to remain neutral and make no recommendation for or against this Tender Offer. The majority then passed the resolution stating the Board’s position.

        In conclusion, at the June 13 meeting the Board unanimously voted to make no recommendation for or against this Tender Offer. At the July 19 meeting, a majority of the directors voted the Board is neutral and does not recommend for or against this Tender Offer. With respect to this Tender Offer, the position of the Board remains the same in all material respects. By a majority, the Board believes its position is in the best interest of the shareholders.

BACKGROUND OF THE OFFER

         For a long time, the Board of Directors of the subject company has been focused on enhancing the value of the common and preferred stock and increasing liquidity for the shareholders. These issues had been a continuing and on-going matter for the Board of Directors.

       On or about March 1, 2005, a Croff Board meeting was held at which Mr. Gerald L. Jensen, Chairman, President and CEO of Croff, presented a preliminary plan regarding the Preferred B assets and shares. The plan was discussed generally. Mr. Jensen was going to refine the plan for further discussion with the Board.

        On or about March 24, Mr. Jensen prepared a further proposal for discussion with the Board regarding the oil and gas assets and Preferred B shares.

        On April 8, the Croff Board of Directors held a directors meeting. At that meeting a discussion was held about the proposal, but no decisions were made. However, the Board passed the following Resolution: “Croff Enterprises, Inc. announces that its Board of Directors has voted to review Croff’s strategic alternatives. Such review may include the possible sale or merger of all or part of the Company or the possible sale or disposition of all or part of its assets. The non-management committee was also created at this time to review to independently review all Tender Offer proposals by Mr. Gerald Jensen and affiliated entities.

        In undertaking this review, the Board stated two primary objectives. The first objective is to increase shareholder value. The second is to provide liquidity to shareholders. The Board and management believe this is a favorable time to actively pursue these objectives; however, there is no assurance that these objectives will be successfully achieved.

        On or about April 8, Croff filed a Form 8-K regarding the Board’s review of strategic alternatives.

        Mr. Jensen said he would prepare and submit a formal proposal.

        On April 15, Jensen Development Company, Inc. and CS Finance L.L.C. [Offerors] submitted an “offer to purchase assets pledged to the preferred b shareholders of croff enterprises, inc.” to the Croff Board of Directors. Jensen Development Company, Inc. and CS Finance L.L.C., are wholly owned by Gerald L. Jensen.

        The Offerors offered to pay $2.80, in cash, for each Preferred B share to the Preferred B shareholders [excluding Preferred B shares the Offerors and Mr. Gerald Jensen presently own].

        The Offer was contingent upon the satisfactory completion, or performance, of certain corporate acts and actions by Croff.

        The Offer granted the disinterested members of the Board of Directors until April 22, 2005 to accept the Offer.

        On April 18, the non-management committee of the Board of Directors began to informally review and discuss the Offer and commenced due-diligence.

        On April 20, the non-management committee of the Board of Directors held a Board meeting to formally review and discuss the Offer. The meeting was conducted by the Acting Lead Director, Dilworth A. Nebeker with Julian Jensen and Edwin W. Peiker, Jr., also present.

        After extensive discussion, Mr. Nebeker and Mr. Peiker asked Mr. Julian Jensen to contact Mr. McDonald, attorney for the Offerors, to discuss certain terms and conditions of the Offer. Julian Jensen was also authorized to seek tax advice on the structure of the Offer from a tax attorney. Mr. Nebeker was authorized to prepare and send an appropriate letter responding to the Offer after Julian Jensen had reported his discussions with Mr. McDonald and the tax attorney.

        On April 20, Mr. Nebeker sent a letter to Mr. McDonald on behalf of the non-management committee. Mr. Nebeker said that while the Board was generally in favor of a transaction, the Board had some concerns with the conditions of the Offer, particularly with the tax aspects to Croff and its shareholders being a primary concern. He said the Board had retained tax counsel to review the tax related issues and requested until April 27, to respond to the Offer.

        Tax counsel was unable to complete his review by April 27, so Mr. McDonald was informed by Julian Jensen that the Board would respond as soon as possible.

        On or about May 3, Croff filed a Form 8-K reporting the extension of the Offer while the Board conducted its review.

        On May 4, the non-management committee of Croff Board of Directors convened. The meeting was conducted by the Acting Lead Director, Dilworth A. Nebeker with Julian Jensen, Richard Mandel and Edwin W. Peiker, Jr. also present.

        The agenda for the meeting was to further review and discuss the Offer. The Board had received a tax opinion letter regarding the Offer from outside tax counsel. The Board reviewed important aspects of the tax opinion. The Board then had an extensive discussion of the structure, terms and conditions of the Offer. The Board then discussed and prepared a response to be sent to Mr. McDonald, counsel to the Offerors.

        A motion was made and unanimously passed authorizing Mr. Nebeker to send a letter to Mr. McDonald, responding to the Offer on behalf of the Board.

        The Board had provided copies of the tax counsel’s opinion letter to Mr. McDonald and Mr. Gerald Jensen. Mr. Nebeker’s letter to Mr. McDonald, dated May 4, 2005, stated in essential part:

        “While the Board is generally in favor of a transaction with the Preferred B shareholders for the assets pledged to the Preferred B shares, we request that your clients consider a tender offer to the Preferred B shareholders to avoid the problems raised by tax counsel. The Board looks forward to working with you and your clients to accomplish a transaction that is more beneficial for the Croff shareholders and the Offerors. Thank you.”

       On May 12, Mr. Nebeker received a letter, dated May 10, from Jensen Development Company and C.S. Finance L.L.C., stating in part: “. . we appreciate your consideration and analysis of our original offer with respect to the Preferred B shares. We have decided to withdraw that offer, based upon certain adverse tax and corporate consequences. We have decided to initiate a tender offer for the Preferred B shares. We intend to submit this offer as soon as it is drafted. We will submit the essential points of this cash tender to the non-management committee of the Board prior to filing. We will be pleased to receive your comments.”

       On June 7, the members of the non-management committee received a revised draft tender offer documents from the Offerors for review.

        On June 8, at a Croff Board of Directors meeting, with Mr. Gerald Jensen presiding, the Board was presented the draft tender offer documents. After the meeting, the non-management committee met in executive session to discuss review, due diligence and set a meeting for additional formal review and discussion.

       Between June 8, and June 13, members of the non-management committee informally reviewed and discussed the proposed tender offer and did individual due diligence.

        On June 13, the non-management committee of Croff Board of Directors convened. The meeting was conducted by the Acting Lead Director, Dilworth A. Nebeker with Julian Jensen, Richard Mandel and Edwin W. Peiker, Jr., also present.

       The Board began with an extensive discussion of the structure, terms and conditions of the proposed Offer. The Board then had an extensive, detailed discussion about valuation of the Croff Preferred B oil and gas assets and cash attributable thereto as outlined above under Item 4, “Reasons for Position” of the Board, supra. A number of valuation methods were discussed and specific cases of value described. The Board used different assumptions within each method. With respect to the proposed purchase price, individual members of the Board reached different conclusions based on the different methods and the different assumptions they believed to be the most valid.

       All Board members were significantly influenced by the highly illiquid market for the Preferred B shares and the size and geographical dissemination of the oil and gas assets and the costs of managing such widespread and unrelated oil and gas interests.

        The Board then discussed and prepared a response to be sent to the Offerors.

        A motion was made and unanimously passed adopting the following language as the complete statement of the Board’s position with respect to the proposed Tender Offer:

        The four Directors comprising the non-management committee of the Croff Board of Directors unanimously believe that a tender offer is a good alternative, from a financial perspective, for the Croff Preferred B shareholders generally, at this time. The same Directors also unanimously believe that each Preferred B shareholder should decide whether or not to tender shares in this Tender Offer based upon their specific situation and investment objectives. Therefore, the non-management committee makes no recommendation for or against this Tender Offer. For your information, each Director on the non-management committee has expressed an inclination to tender all or part of his shares in this Tender Offer.

        Mr. Nebeker was authorized to send a letter to Mr. Gerald Jensen on behalf of the Board setting forth the above language.

        On June 13, Mr. Nebeker sent a letter to Mr. Gerald Jensen which stated:

       “The non-management members of the Board of Directors of Croff Enterprises, Inc. met today to further review and discuss the “Offer to Purchase For Cash.” to be filed by Jensen Development Company and CS Finance L.L.C. (“Offerors”)”.

        The non-management committee of the Board unanimously adopted by resolution the following language with respect to the proposed Tender Offer. We respectfully request the language appear exactly as set forth, in the tender offer documents and releases.

        The four Directors comprising the non-management committee of the Croff Board of Directors unanimously believe that a tender offer is a good alternative, from a financial perspective, for the Croff Preferred B shareholders generally, at this time. The same Directors also unanimously believe that each Preferred B shareholder should decide whether or not to tender shares in this Tender Offer based upon their specific situation and investment objectives. Therefore, the non-management committee makes no recommendation for or against this Tender Offer. For your information, each Director on the non-management committee has expressed an inclination to tender all or part of his shares in this Tender Offer.

        On or about June 15, the Offerors filed a Tender Offer with the SEC and mailed Tender Offer documents to the Croff Preferred B shareholders.

        On June 28, 2005 the Company’s letter was sent to shareholders stating the position of the non-management committee of the Board with respect to this Tender Offer. The Company did not file the above statement with the SEC at the time of mailing because they were informed an amended Tender Offer was to be filed. The foregoing letter as amended is concurrently filed with this Amended Schedule as Exhibit (b)(2). It is also the intent of the Company as soon as effectiveness of this Schedule is determined by the SEC to include this Amended Schedule in the information packet sent to shareholders with respect to the Tender Offer along with the amended letter

       On July 19, 2005, after reviewing the “Amended Offer to Purchase for Cash,” the Board met and discussed the terms and the necessity to file a definitive schedule 14D-9 which could become effective in light of the most recent SEC comments to the company’s initial filing. The majority of the Board voted to clarify the earlier position of the Board to more categorically state its position of neutrality and to make no recommendation based upon the factors set out in Item 4 above. As a result, the Board, as a whole, reviewed and approved the wording of the attached revised Shareholder letter and directed Mr. Nebeker and Mr. Jensen to transcribe and file the changes required in the current Schedule 14D-9.

       The Company intends to send the shareholders a letter with the Board’s statement adopted at the July 19 meeting and enclose a copy of Schedule 14D-9.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         Neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          Except as set forth in this Statement, there have been no transactions in Preferred B Shares during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the execution and delivery of the Offer to Purchase.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

ITEM 8. ADDITIONAL INFORMATION

        Croff Enterprises, Inc. is a public Utah corporation in good standing and subject to the laws governing corporate entities within that jurisdiction. It is the opinion of the Company, in consultation with its general counsel, that the laws of Utah would apply to its general corporate actions related to the present tender offer rather than the laws of Colorado where its principal place of business is located.

         (a) Material Arrangements or Agreements. Management does not believe there is any material agreement or arrangement which exists between the Company and any party relevant to the present Tender Offer, other than the terms of the Tender Offer and certain relationships with affiliated parties as previously described in this Schedule.

          (b) Regulatory Requirements. The Company is advised by legal counsel and concurs that Utah corporate law does not require Board action or shareholder vote in response to the tender offer for shares. Notwithstanding, the non-management members of the Board have met concerning the pending Tender Offer and have taken the positions more fully discussed and set-out in Item 4 of this schedule. The Company is further aware of certain regulatory requirements placed upon it pursuant to the provisions of the Securities and Exchange Act of 1934 (34' Act), and particularly Section 14, related to the present Tender Offer by an affiliated management member. The Company believes it has responded to all requirements of Section 14 and regulations adopted pursuant thereto by the Securities and Exchange Commission (SEC) by earlier completing and disseminating to all shareholders of record the non-management Board position with respect to the Tender Offer in a statement believed to comply with SEC Rule 14E-2, and which is further set-out and explained in Item 4 of this schedule. This notice is being concurrently filed with this Schedule. Further, the Company is filing this response to the Tender Offer as believed required pursuant to SEC Schedule 14D-9. The Company is not aware of any further regulatory requirements that would be required in order for the Tender Offer to be completed. In this regard the Company, among other issues, has reviewed with its counsel the potential application of any anti-trust laws, margin requirements, tax laws, Utah and Colorado corporate and securities laws and regulations and other potential regulatory issues and has determined that none require any further action or disclosure relevant to the present Tender Offer.

         (c) Legal Proceedings. The Company discloses that it is not subject to any present legal proceeding or known claim and believes there will be no legal proceedings pending during the pending Tender Offer or subsequently related to the Tender Offer.

Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No. Description

(a)(1) Offer to Purchase, dated July 5, 2005, as amended. ***

(a)(2) Shareholders Letter of Transmittal, as amended. ***

(a)(3) Letter to Shareholders of the Company, dated July 5, 2005, from Gerald L. Jensen.***

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter to Clients of Banks and Brokers.*

(a)(6) Press Release dated July 5, 2005, issued by Offerors .***

(b)(1) Commitment Letter from American National Bank to Gerald L. Jensen, dated June 9, 2005.*

(b) (2) Amended Letter, dated July 29, 2005 from Acting Lead Director, Dilworth A. Nebeker for dissemination to shareholders in compliance with Rule 14E-2.

* Previously filed by Offerors on June 16, 2005.

** Previously filed by Offerors on June 28, 2005

* ** Previously filed by Offerors on July 5, 2005.

SIGNATURE   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CROFF ENTERPRISES, INC.
By: /s Dilworth A. Nebeker

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Name: Dilworth A. Nebeker
Title: Acting Lead Director
Dated: July 5, 2005